UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 6, 2020 titled “Arcos Dorados Provides a Business Update and Reports Second Quarter 2020 Systemwide Comparable Sales”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: July 6, 2020

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS PROVIDES A BUSINESS UPDATE AND REPORTS
SECOND QUARTER 2020 SYSTEMWIDE COMPARABLE SALES

Montevideo, Uruguay, July 6, 2020 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today provided an update on the COVID-19 impact to its operations and reported its comparable sales results for the second quarter ended June 30, 2020, ahead of its quarterly earnings announcement.

Business Update from Arcos Dorados’ Chief Executive Officer, Marcelo Rabach

More than one hundred days have passed since the COVID-19 pandemic began impacting our markets in earnest and it has been just over one year since I took on the responsibilities of CEO for Arcos Dorados. While there have been many changes, both expected and unexpected, there are a few things that have remained constant. Most important among them is that we still have the best people, strongest sub-franchisees and most committed suppliers supporting Latin America’s, and the world’s, favorite Quick Service Restaurant (QSR) brand: McDonald’s.

We are committed to ensuring that we offer the safest restaurant environment for our employees and guests through the McProtegidos, or McSafe, Program we implemented in all our restaurants to enhance our industry-leading hygiene and food safety standards. We don’t just talk about these concepts, they are part of our DNA, which is why consumer perception studies have consistently pointed to McDonald’s as the most trusted brand in the Latin American QSR industry, with several local governments using our procedures as the standard for restaurant re-openings.

I am incredibly proud of and thankful for the efforts of all our team members and partners. While we prioritize our short-term financial results, we are also keenly focused on our long-term strategic objectives and I am convinced that we are the best positioned QSR operator in Latin America to not only traverse this historically challenging period but emerge in an even stronger competitive position than when it began.

Starting in the middle of April, the number of open restaurants rose steadily, ending the second quarter with 88% operating at least one segment. As we predicted on our last earnings call in May, our comparable sales results improved sequentially throughout the second quarter. The improving results were due in large part to our network of free-standing and in-store restaurants, which comprise an industry-leading 60% of our footprint across the region and supported the two most relevant sales segments so far in the pandemic: drive-thru and delivery.

Our drive-thru segment is up by more than 50% in nearly all our markets. Over the years, we remained committed to expanding our footprint with a healthy mix of free-standing restaurants because of the format’s ability to adapt to long-term consumer trends and varying economic conditions. After the pandemic has passed, we believe these restaurants will see efficiency gains as a result of a permanent increase in the drive-thru segment’s sales contribution.

We introduced delivery to the Latin American QSR industry almost three years ago because we believed it would be an important, long-term growth accelerator for our business. Given the results of the first two years and the importance of this strategic initiative, last year we formed a multi-disciplinary team dedicated to designing a delivery playbook for the future. As we now implement that plan, we are optimizing our current operating model and exploring additional solutions to increase both the efficiency and profitability of this still-evolving sales segment.

Given the current operating context, delivery sales have risen by at least 150% in our markets, with some growing more than 500% versus the prior year. Similar to drive-thru, we believe consumer experiences with delivery during this period are acting as a catalyst for the segment’s future sales contribution.

We have also remained committed to the digital transformation of our business, despite the pressures of the pandemic. The digital marketing team has added functionality to the industry’s most popular Mobile App, helping meet ambitious digital sales targets so far this year. They are also developing true customer relationship management (CRM) and data analysis capabilities by building the team’s internal expertise and partnering with leaders from the software industry, including Salesforce, to bring new insights to our digital marketing efforts.

Due to proactive cost and investment reductions as well as other cash management initiatives, we stabilized operating cash flow around April 20th, which allowed us to limit additional borrowing from our short-term credit lines in the quarter. We expect our leverage ratios to increase throughout 2020 mostly due to a decline in our adjusted EBITDA but also due to higher net debt. Importantly, McDonald’s Corporation provided a waiver through the end of 2020 with respect to the leverage ratios contained in our Master Franchise Agreement.

In closing, one of our most important Values is contributing to the development of the communities in which we operate. For the last several years, our Environmental, Social and Governance program, Receta del Futuro (Recipe for the Future), has been aligned with McDonald’s Corporation’s Scale for Good initiatives to ensure that we source our raw materials responsibly, generate formal job opportunities for first-time young job seekers and minimize the environmental impact of our entire System. The short-term may be clouded by the uncertainty of this global crisis, but the long-term priorities for our business remain crystal clear to me and I look forward to discussing them on our next earnings call in mid-August.

Second Quarter 2020 – Systemwide Comparable Sales by Division, excluding Venezuela

	Increase / (Decrease)
	Month Ended			Quarter Ended June 30,
	April 30, 2020	May 31, 2020	June 30, 2020	2020	2019
Systemwide Comparable Sales
Brazil	(54.2)%	(45.7)%	(39.1)%	(46.3)%	12.1%
Caribbean, excl. Venezuela	(69.2)%	(36.0)%	(17.2)%	(40.4)%	1.9%
NOLAD	(61.6)%	(46.5)%	(43.9)%	(50.7)%	7.3%
SLAD	(85.9)%	(65.8)%	(54.4)%	(68.2)%	27.7%
TOTAL, excl. Venezuela	(63.8)%	(49.1)%	(40.7)%	(51.0)%	14.2%

Arcos Dorados’ presents consolidated and Caribbean division results excluding Venezuela due to the heavy distortions caused by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and its heavily regulated currency.

Systemwide comparable sales are compared on a constant currency basis to the same period in the prior year and represent sales at all restaurants, whether operated by the Company or by sub-franchisees, in operation at least thirteen months, including those temporarily closed.

Arcos Dorados’ systemwide comparable sales performance improved over the course of the second quarter of 2020 due to strong growth in its drive-thru and delivery segments as well as a steady re-opening of restaurants across all divisions. The percentage of restaurants operating at least one sales segment increased sequentially from 55% at the beginning of the quarter to 71%, 78% and 88% at the end of each month in the quarter, respectively.

With nearly 1,100 free-standing restaurants across its geographic footprint, or over 47% of its total restaurant portfolio, Arcos Dorados was able to offer drive-thru services in all its markets for most of the quarter.

Arcos Dorados also now offers delivery services from over 1,500 of its restaurants across fifteen of its twenty markets, including Brazil, all three countries in NOLAD, all five countries in SLAD and six Caribbean markets (Colombia, Puerto Rico, Aruba, Curaçao, French Guyana and Venezuela).

By the end of June, sales at many of the Company’s free-standing restaurants had recovered to more than 90% of the prior year’s levels, including in Brazil. In other markets, particularly in the Caribbean and NOLAD, free-standing restaurants began generating positive sales growth versus the prior year, despite being unable to re-open their dining rooms for most, or all, of the second quarter. Mall and Food Court restaurants also began to reopen toward the end of the quarter, but sales and guest traffic remain significantly impacted by limited operating hours and the still-closed seating areas in most malls.

Restaurant Update – Percentage of Operating Restaurants* by Division

as of July 6, 2020
% Operating Restaurants
Brazil	86%
Caribbean	87%
Caribbean, excl. Venezuela	99%
NOLAD	90%
SLAD	85%
TOTAL	87%
TOTAL, excl. Venezuela	88%

Brazil – almost 55% of the division’s restaurants are street-facing and nearly all of them are operating at least one sales segment. Shopping malls began slowly re-opening over the course of the second quarter, in most cases with limited operating hours and capacity restrictions.

Caribbean, excluding Venezuela – all restaurants, with more than 77% being street-facing, have re-opened with the exception of one location each in Colombia and Puerto Rico.

NOLAD – over 60% of the division’s restaurants are street-facing. Costa Rica has re-opened all restaurants and Mexico is operating at least one segment in over 90% of its locations, while Panama is operating about two-thirds of its restaurants.

SLAD – almost 60% of the division’s restaurants are street-facing. However, since the beginning of the crisis, SLAD has seen the region’s longest-lasting and most restrictive measures to control the spread of the virus. This continues to be the case in Argentina and Chile.

Dividends

On July 6, 2020, Arcos Dorados’ Board of Directors approved a stock dividend for distribution in August 2020, in lieu of the two remaining cash dividend payments scheduled for August and December 2020. While prioritizing the Company’s cash position during the unprecedented COVID-19 pandemic, the stock dividend allows the Board to maintain its commitment to provide shareholders with an additional return in 2020.

For details of the transaction, please refer to the Company’s filing today with the SEC on form 6-K.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@br.mcd.com

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer, including those temporarily closed. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), we use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our financial statements for the period ended March 31, 2020, (Form 6-K) filed May 13, 2020 with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with almost 2,300 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 12/31/2019). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2020. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

6